UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 26, 2023

DIFFUSION PHARMACEUTICALS INC.

(Exact name of registrant as specified in its charter)

Delaware	000-24477	30-0645032
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

300 East Main Street, Suite 101 Charlottesville, Virginia	22902
(Address of principal executive offices)	(Zip Code)

(434) 220-0718

(Registrant’s telephone number, including area code)

Not applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.001 per share	DFFN	NASDAQ Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company         ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.                   ☐

Item 1.01	Entry Into a Material Definitive Agreement

Information required by Item 1.01 of Form 8-K included in Item 5.02 of this Current Report is incorporated herein by reference.

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

(d) Effective July 26, 2023, the Board of Directors (the “Board”) of Diffusion Pharmaceuticals Inc. (the “Company”) appointed Jill Davidson as a director of the Company. Upon Ms. Davidson’s appointment as a director of the Company, the size of the Board was expanded from six to seven members. No decision has been made as to the Board standing committees upon which Ms. Davidson will serve, if any.

Ms. Davidson, age 66, currently serves as President of Fast Scripts LLC, an early-stage medical service provider to individuals recovering from opioid addiction, a position she has held since March 2021; Co-Manager of SkiProp LLC, an owner of rental properties, a position she has held since April 2015; and Manager of Davidson LLC, an owner of various businesses and rental properties, a position she has held since 1996. Previously, Ms. Davidson served as Vice President of Omnicare, Inc. (“Omnicare”), a comprehensive pharmaceutical and chronic care service provider, from 1997 to 1999, and as Chief Operating Officer of Clasen Long Term Care Pharmacy, a medical services provider, from 1989 until it was acquired by Omnicare in 1997. Ms. Davidson has also previously served as President of the Missouri-Illinois Gateway Hemophilia Association, from 2002 to 2003, and Vice President of the National Pharmacy Roundtable, from 1995 to 1996. Ms. Davidson received her B.A. in Pharmacy from the University of Kentucky, College of Pharmacy. There are no family relationships between Ms. Davidson and any director or executive officer of the Company.

In connection with her appointment to the Board, Ms. Davidson and the Company entered into the Company’s standard form of director indemnification agreement upon her appointment, and Ms. Davidson will receive the compensation payable to the Company’s non-employee directors in accordance with the Company’s policy regarding the same, as in effect from time-to-time.

Ms. Davidson was appointed as a director of the Company in accordance with the Company’s obligations under the Settlement Agreement, dated as of December 15, 2022 (the “Settlement Agreement”), by and among the Company, Wasatch Peaks Capital Management Master Fund Ltd. (f/k/a LifeSci Special Opportunities Master Fund Ltd.), LifeSci Special Opportunities Partners L.P., LifeSci Special Opportunities Offshore Fund, Ltd., LifeSci Special Opportunities Partners GP, LLC, LifeSci Management Company LLC, Pirate Cove Capital Ltd. and David Dobkin (collectively, the “LifeSci Group”). Pursuant to the Settlement Agreement, Ms. Davidson’s term will expire upon the earlier of (i) the Company’s annual meeting of stockholders in 2023 and (ii) the LifeSci Group ceasing to beneficially own an aggregate Net Long Position (as defined in the Settlement Agreement) of at least 96,976 shares of the Company’s common stock.

On March 30, 2023, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with EIP Pharma, Inc. (“EIP”) and Dawn Merger Sub, Inc. (“Merger Sub”) pursuant to which, among other things, and subject to the satisfaction or waiver of certain conditions set forth therein, Merger Sub will merge with and into EIP, with EIP continuing as the Company’s wholly-owned subsidiary (the “Merger”). Pursuant to Section 6.19 of the Merger Agreement, the Company is entitled to designate two of the seven directors that will serve on the Company’s post-transaction board of directors in the event the Company’s proposed Merger with EIP is completed (the “Company Designees”). Accordingly, in connection with Ms. Davidson’s appointment, the Board also determined, pursuant to Section 6.19(a) of the Merger Agreement and solely to fulfill the Company’s obligations under the Settlement Agreement, that Ms. Davidson would join Ms. Jane Hollingsworth as the two Company Designees.

It is the Company’s expectation that, if the Merger is completed, at or shortly following the effective time, the Company’s post-transaction board of directors will be expanded to include Robert J. Cobuzzi, Jr. as the eighth director. However, any such appointment will be subject to the discretion and approval of the Company’s board of directors at the time of such appointment.

Item 9.01 – Financial Statements and Exhibits

(d) Exhibits

Exhibit Number	Description

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: July 31, 2023	DIFFUSION PHARMACEUTICALS INC.
	By:	/s/ William Elder
	Name:	William Elder
	Title:	General Counsel & Corporate Secretary